SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Microsoft Corporation (MSFT) and Internet Gold (IGLD) Have Agreed that Microsoft will Operate Its MSN Portal in Israel Independently from October 2008 dated July 6, 2008.

     2. Press Release re Internet Gold's Board Approves Additional Share Buyback Program dated July 7, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Microsoft Corporation (MSFT) and Internet Gold (IGLD) Have Agreed that Microsoft will Operate Its MSN Portal in Israel Independently from October 2008

Sunday July 6, 2:30 am ET

PETAH TIKVA, Israel, July 6 /PRNewswire-FirstCall/ -- Microsoft Corporation and Internet Gold (Nasdaq: IGLD - News; through its 100% owned subsidiary Smile Media Ltd) have reached an agreement to have Microsoft independently operate a MSN Israel portal. Established during 2000, MSN Israel Ltd is 50.1% owned by the Internet Gold Group and 49.9% owned by Microsoft Corporation.

The parties are currently discussing the terms of migration and possible future cooperation. The msn.co.il portal will continue to operate throughout the transition period and both parties are working together to support employees, advertisers and users through this period.

MSN is a global portal network which operates in 44 countries. In almost all of these countries the MSN portal is fully owned by Microsoft Corp. and only in a very few instances has Microsoft joined forces with a domestic partner to establish a local MSN portal. In 2007, MSN Israel accounted for less than 3% of Internet Gold's total revenues.

Eli Holtzman, CEO of Internet Gold, said today "We have been happy to partner with Microsoft in establishing MSN Israel over the last eight years. Since then, we have developed MSN Israel into a leading portal in Israel. Given the change in the parties' online strategies we have agreed it makes sense for Microsoft to operate msn.co.il independently. We believe this is the right move for both parties and anticipate it will have a positive impact on our results."

"During the last few years, the Internet Gold Group has significantly expanded its activities in a variety of communications areas and, as a result, our MSN Israel operations currently represent a minor portion of the group's total revenues. Thus, we have decided recently to change course and seek alternatives for growth. We are continuing to actively examine new and financially significant areas of activity in and out of Israel, which have substantial growth potential and will drive our group to its next phase of business," concluded Mr. Holtzman.

Danny Yamin General Manager of Microsoft, Israel, said today, "Our relationship with Internet Gold has worked well to establish strong foundations for our online business but both parties now feel that the time has come to operate independently to allow us both to deepen our impact on the Israeli market.

"We are very excited about our future in Israel and see some fantastic opportunities for growth and development of both the MSN portal and the Windows Live services. It is MSN's goal worldwide to deliver the best of local and international content -- integrated with our Windows Live services -- providing ways for consumers to interact and engage with MSN and more importantly, with each other. We call this 'the social portal.' Content is a very important part of this strategy and we will continue to partner with local and global premium content providers to deliver this."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il  /  Tel: +972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold's Board Approves Additional Share Buyback Program

Monday July 7, 3:19 am ET

PETACH TIKVA, Israel, July 7 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today announced that its Board of Directors has authorized the repurchase of up to NIS 70 million (approximately U.S. $21 million) of the Company's ordinary shares. This is the second repurchases program to be authorized by the Company's Board of Directors and purchases will be made from time to time in the open market on the NASDAQ Global Market and Tel Aviv Stock Exchange. The timing and amount of any share purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

This new program is in addition to the program announced by Internet Gold on November 29, 2007, when its Board of Directors authorized the repurchase of up to NIS 70 million of the Company's ordinary shares. Management has substantially completed the initial repurchase plan, having repurchased 1,978,476 ordinary shares at a cost of NIS 68 million, bringing the total number of outstanding shares to 21,539,930 as of June 30, 2008.

"Our Board's decision to authorize a second repurchase program reflects our confidence in our company and its future prospects and our strong financial position," said Eli Holtzman, Chief Executive Officer of Internet Gold. "We strongly believe that, at the current price, the purchase of our own stock is an appropriate use of our cash and will further enhance long-term shareholder value."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620
    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                            Name: Eli Holtzman
                                            Title: Chief Executive Officer




Date:  July 7, 2008